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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         MONEYGRAM PAYMENT SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    60891010
                                 (CUSIP Number)

                               Austin D. Kim, Esq.
                            Transamerica Corporation
                              600 Montgomery Street
                             San Francisco, CA 94111
                                 (415) 983-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SectionSection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7(b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1         Name of Reporting Person     TRANSAMERICA CORPORATION

          IRS Identification No. of Above Person      94-0932740

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2         Check the Appropriate Box if a Member of a Group   (a)    [ ]
                                                             (b)    [X]

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3         SEC USE ONLY


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4         Source of Funds       WC


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5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

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6         Citizenship or Place of Organization        Delaware

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NUMBER OF                  7          Sole Voting Power                  -0-
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                          ------------------------------------------------------
                           8          Shared Voting Power                -0-

                          ------------------------------------------------------
                           9          Sole Dispositive Power             -0-
                          ------------------------------------------------------
                           10         Shared Dispositive Power           -0-

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11          Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         -0-

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12          Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

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13          Percent of Class Represented by Amount in Row 11         0%

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14          Type of Reporting Person     HC

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Transamerica Corporation hereby amends, as set forth below, its Statement on
Schedule 13D filed on February 10, 1997 (the "Statement") and last amended on February 13, 1998 relating to the Common Stock of MoneyGram Payment Systems, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.


Item 5. Interest in Securities of the Issuer

        The response to Item 5 is amended and restated in its entirety as follows:

        (a), (b), and (d) Not applicable.

        (c) During the past 60 days, Transamerica sold Common Stock in open-market transactions as set forth below:


                                                 Price per share
                Date      Number of Shares    (excluding commissions)
                ----      ----------------    -----------------------
               April 6       645,000               $16.762
               April 7        10,000                17.50
               April 8        91,000                17.25
               April 14      245,000                17.2371

        (e) Transamerica Corporation ceased to be the beneficial owner of more than five percent of the Common Stock on April 14, 1998.


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                                    Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 30, 1998

                                  TRANSAMERICA CORPORATION



                                  By /s/ Richard N. Latzer
                                     ------------------------------
                                      Richard N. Latzer
                                      Senior Vice President and Chief Investment
                                      Officer